Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of FB Financial Corporation of our report dated March 11, 2021, except for the effects of the adjustments made as a result of the reporting segment change described in Note 21 to the consolidated financial statements, as to which the date is June 7, 2021, relating to the consolidated financial statements, appearing in the Current Report on Form 8-K of FB Financial Corporation dated June 7, 2021, and to the reference to us under the heading "Experts" in the prospectus.

Crowe LLP

Franklin, Tennessee
June 7, 2021